UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

TODD C. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

PETER S. GREENLEAF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

STEPHEN T. WILLS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 09060J106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”), which serves as the investment manager of Broadfin Master (as defined below);
(ii)	Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”);
(iii)	Kevin Kotler, who serves as the managing member of Broadfin Capital;
(iv)	Todd C. Davis, as a nominee for the Board of Directors of the Issuer (the “Board”);
(v)	Peter S. Greenleaf, as a nominee for the Board; and
(vi)	Stephen T. Wills, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Broadfin Capital and Mr. Kotler is 300 Park Avenue, 25th Floor, New York, New York 10022. The address of the principal office of Broadfin Master is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The officers and directors of Broadfin Master and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Mr. Davis’ principal address is 83 Old Kings Hwy South, Darien CT 06802. Mr. Greenleaf’s principal business address if 400 East Pratt Street, Suite 606, Baltimore, MD 21202. Mr. Wills’ principal business address is 4B Cedar Brook Drive, Cranbury, NJ 08512.

(c)The principal business of Broadfin Capital is serving as the investment manager of Broadfin Master. The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. The principal occupation of Mr. Kotler is serving as the Founder and Managing Partner of Broadfin Capital. The principal occupation of Mr. Davis is serving as the Founder and Managing Partner of RoyaltyRx Capital, LLC. The principal occupation of Mr. Greenleaf is serving as Chief Executive Officer of Cerecor, Inc. The principal occupation of Mr. Wills is serving as Chief Financial Officer and Chief Operating Officer of Palatin Technologies, Inc.

(d)No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 09060J106

(e)No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Davis, Greenleaf, Kotler and Wills are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 27, 2018, Broadfin delivered a letter to the Issuer nominating Todd C. Davis, Peter S. Greenleaf and Stephen T. Wills (together, the “Nominees”) for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their bios below. The Reporting Persons hope to continue to engage in discussions with the Issuer regarding board structure and composition, the Issuer’s financial position, any capital-raising activities that the Issuer may contemplate or undertake, and, generally, means to enhance stockholder value.

Todd C. Davis, age 57, has served as the Founder, Managing Partner and President of RoyaltyRx Capital, LLC, a pharmaceutical royalty management and investment company, since January 2018. Mr. Davis previously served as Founding Managing Director and Managing Partner of HealthCare Royalty Partners, a global healthcare investment firm, from 2007 to December 2017. Previously, Mr. Davis was a partner at Paul Capital Partners, an investment firm where he co-managed royalty investments, from 2004 to 2006, and a partner at Apax Partners, a private equity investment group where he was responsible for biopharmaceutical growth investments, from 2001 to 2004. Prior to that, Mr. Davis held various sales and product management roles at Abbott Laboratories and worked in business development, operations and licensing at Elan Pharmaceuticals. Mr. Davis has served on the boards of directors of Ligand Pharmaceuticals Incorporated (Nasdaq: LGND), a biopharmaceutical company where he is a member of the audit and compensation committees, since March 2007, and Palvella Therapeutics, a rare-disease biopharmaceutical company serving patients with monogenic rare diseases, since June 2017. Mr. Davis previously served on the boards of directors of TearScience, a maker of ophthalmic medical devices where he was a member of the compensation committee, from February 2016 to October 2017, Acufocus, an ophthalmic medical device company, from April 2017 to December 2017, Suneva Medical, Inc., an aesthetics company where he was a member of the compensation committee, from January 2009 to September 2017, Helomics, Inc., an integrated clinical contract research organization where he was a member of the compensation committee, from September 2014 to June 2017, and Artes Medical, Inc. (Nasdaq: ARTE), a medical aesthetics company, from January 2008 to December 2008. Mr. Davis also is a board member of the Harvard Business School Healthcare Alumni Association. Mr. Davis earned a Bachelor of Science from the U.S. Naval Academy and an M.B.A. from Harvard Business School.

9

CUSIP NO. 09060J106

Peter S. Greenleaf, age 48, has served as the Chief Executive Officer of Cerecor, Inc. (Nasdaq: CERQ), an integrated biopharmaceutical company focused on pediatric healthcare, since March 2018. Mr. Greenleaf previously served as Chief Executive Officer of Sucampo Pharmaceuticals, Inc. (Nasdaq: SCMP), a biopharmaceutical company focused on medical applications of a class of ion channel modulators, from March 2014 to February 2018, when Sucampo was sold to Mallincrodt PLC (NYSE: MNK). Prior to that, Mr. Greenleaf served as Chief Executive Officer of Histogenics Corporation, a regenerative medicine company, from June 2013 to March 2014, as President of MedImmune, Inc., an fully integrated biologics division of Astra Zeneca Group and President of MedImmune Ventures, a venture capital fund within the AstraZeneca Group, a global, science-led biopharmaceutical business, from January 2010 to June 2013, and Senior Vice President, Commercial Operations of MedImmune, from 2006 to 2010. Mr. Greenleaf also held senior commercial roles at Centocor Biotech, Inc. (now Jansen Biotechnology, Johnson & Johnson), a biotechnology company founded with the goal of developing new diagnostic assays using monoclonal antibody technology, from 1998 to 2006, and at Boehringer Mannheim G.m.b.H. (now Roche Holdings), a diagnostics and pharmaceuticals business, from 1996 to 1998. Mr. Greenleaf has served on the board of directors of Cerecor, where he has been a member of its audit committee, since May 2017. Previously, he served on the boards of directors of Sucampo, including as Chairman, from March 2013 to February 2018, Mast Therapeutics, Inc. (NYSE MKT: MSTX), a clinical-stage biopharmaceutical company where he was a member of its audit committee and compensation committee, from November 2015 to April 2017, Mirna Therapeutics, Inc. (Nasdaq: MIRN), a clinical-stage biopharmaceutical company engaged in the development of microRNA-based oncology therapeutics where he was a member of the audit committee, from February 2016 to August 2017, and Histogenics, from June 2013 to March 2014. Mr. Greenleaf also previously served on the boards of directors of Rib-X Pharmaceuticals, a biopharmaceutical firm that focuses on the design and development of novel broad-spectrum antibiotics for the treatment of antibiotic-resistant infections in hospital and community settings, from 2009 to 2010, LigoCyte Pharmaceuticals, an immunology company focused on developing vaccines and monoclonal antibodies for gastrointestinal and respiratory indications, from 2010 to 2011 and Corridor Pharmaceuticals, a biopharmaceutical company dedicated to developing and commercializing novel therapeutic Arginase inhibitors, from 2010 to 2013. Mr. Greenleaf currently chairs the Maryland Venture Fund Authority, whose vision is to oversee implementation of InvestMaryland, a public-private partnership to spur venture capital investment in the state. He is also a member of the board of directors of the Biotechnology Industry Organization, the largest trade organization in the world representing the biotechnology industry, where he serves on the Governing Boards of the Emerging Companies and Health Sections. Mr. Greenleaf previously served on the boards of PhARMA, the Tech Council of Maryland, a technology trade association for companies with operations in Maryland, Washington, D.C. and Virginia, and the University of Maryland Baltimore Foundation, Inc., which advises the President of the University of Maryland, Baltimore on matters affecting programs, students, faculty, employees, and the community. Mr. Greenleaf earned a M.B.A degree from St. Joseph’s University and a B.S. degree from Western Connecticut State University.

Stephen T. Wills, age 61, has served as Chief Financial Officer of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases, since November 1997, and has served as its Chief Operating Officer and Executive Vice President since June 2011. He previously served as Palatin’s Executive Vice President of Operations from 2005 to June 2011. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART), a surgical and medical instrument manufacturing company. Prior to that, Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000, and as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills has served on the boards of directors of MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company focused on treatment in the fields of severe burns, chronic and other hard to heal wounds, since April 2017, and as Chairman since January 2018, and of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as Chairman since December 2016. Previously, Mr. Wills served on the boards of directors of Derma Sciences, where he had been lead director and chairman of the audit committee, from June 2000 to February 2017, Wills, Owens & Baker, from 1991 to 2000, and Miami Holdings, LLC, a holding company for a private options exchange where he had been chairman of the audit committee, from 2012 until April 2014. Mr. Wills also has served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, since 2013, and will become its Chairman effective June 30, 2018. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

10

CUSIP NO. 09060J106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 58,449,620 Shares outstanding as of March 13, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2018.

As of the close of business on April 27, 2018, Broadfin Master beneficially owned 4,278,819 Shares, constituting approximately 7.3% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.3% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.3% of the Shares outstanding.

As of the close of business on April 27, 2018, Messrs. Davis, Greenleaf and Wills did not own any Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)Broadfin Master, Broadfin Capital and Mr. Kotler have not entered into any transactions in the Shares since the filing of the Schedule 13D. Messrs. Davis, Greenleaf and Wills have not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 27, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Broadfin Master agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP NO. 09060J106

Broadfin Master has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Messrs. Davis, Greenleaf and Wills against claims arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Broadfin Master has entered into letter agreements (the “Compensation Letter Agreements”) pursuant to which it has agreed to pay each of Messrs. Davis, Greenleaf and Wills (i) $5,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $15,000 in cash upon the filing by Broadfin Master of a definitive proxy statement with the Securities and Exchange Commission relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of Messrs. Davis, Greenleaf and Wills has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that Messrs. Davis, Greenleaf and Wills shall determine, but in any event no later than 14 days after receipt of such compensation. If elected or appointed to serve as a director of the Board, each of Messrs. Davis, Greenleaf and Wills agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Davis, Greenleaf and Wills may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1Joint Filing and Solicitation Agreement by and among Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd., Kevin Kotler, Todd C. Davis, Peter S. Greenleaf and Stephen T. Wills, dated April 27, 2018.

99.2Form of Indemnification Agreement.

99.3Form of Compensation Agreement.

99.4Powers of Attorney.

12

CUSIP NO. 09060J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2018	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler Individually and as attorney-in-fact for Todd C. Davis, Peter S. Greenleaf and Stephen T. Wills

13

CUSIP NO. 09060J106

SCHEDULE A

Directors and Officers of Broadfin Healthcare Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kevin Kotler Director*	Managing Member of Broadfin Capital	300 Park Avenue, 25th Floor New York, New York 10022 United States of America	United States

Roger H. Hanson Director	Managing Director of DMS Offshore Investment Services	DMS House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Matt Auriemma Director	Director of HighWater Limited	HighWater Limited Grand Pavilion Commercial Centre, 1st Floor 802 West Bay Road Grand Cayman Cayman Islands	United States

*Mr. Kotler is a Reporting Person and, as such, the information with respect to Mr. Kotler called for by Item 2 of Schedule 13D is set forth therein.